SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1)*

Eldorado Resorts, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28470R102

(CUSIP Number)

Recreational Enterprises, Inc.

P.O. Box 2540

100 West Liberty Street, Suite 1150

Reno, Nevada, 89501

(775) 328-0102

with a copy to:

Deborah Conrad

Milbank, Tweed, Hadley & McCloy LLP

2029 Century Park East, Floor 33

Los Angeles, California 90067

(424) 386-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28470R102

1	Name of Reporting Person Recreational Enterprises, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,129,867 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,129,867 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,129,867 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.6% (2)

14	Type of Reporting Person (See Instructions) CO

(1) All of the shares of Eldorado Resorts, Inc.’s (“ERI” or “Issuer”) common stock (“Common Stock”) reported on this Schedule 13D are directly held by Recreational Enterprises, Inc. (“REI”). Donald L. Carano (“Mr. Carano”) is the trustee and a beneficiary of, and holds investment control over, the Donald L. Carano Family Trust (the “Trust”), which holds a direct ownership interest in REI.

(2) Calculated based on a total of 47,105,744 shares of Common Stock outstanding as of September 16, 2016, according to information filed by the Issuer on September 19, 2016.

SCHEDULE 13D

CUSIP No. 28470R102

1	Name of Reporting Person Donald L. Carano Family Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,129,867 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,129,867 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,129,867 (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.6% (3)

14	Type of Reporting Person (See Instructions) OO

(1) All of the shares of ERI’s Common Stock reported on this Schedule 13D are directly held by REI. Mr. Carano is the trustee and a beneficiary of, and holds investment control over, the Trust, which holds a direct ownership interest in REI.

(2) Solely as a shareholder of REI, which holds a direct ownership interest in ERI. The Trust disclaims beneficial ownership of the shares of ERI’s Common Stock owned by REI, except to the extent of any pecuniary interest therein.

(3) Calculated based on a total of 47,105,744 shares of Common Stock outstanding as of September 16, 2016, according to information filed by the Issuer on September 19, 2016.

SCHEDULE 13D

CUSIP No. 28470R102

1	Name of Reporting Person Donald L. Carano

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,129,867 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,129,867 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,129,867 (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.6% (3)

14	Type of Reporting Person (See Instructions) IN

(1) All of the shares of ERI Common Stock reported on this Schedule 13D are directly held by REI. Mr. Carano is the trustee and a beneficiary of, and holds investment control over, the Trust, which holds a direct ownership interest in REI.

(2) Solely in Mr. Carano’s capacity as trustee and a beneficiary of the Donald L. Carano Family Trust, which holds a direct ownership interest in REI. REI holds a direct ownership interest in ERI. Mr. Carano disclaims beneficial ownership of the shares of ERI’s Common Stock owned by REI, except to the extent of any pecuniary interest therein.

(3) Calculated based on a total of 47,105,744 shares of Common Stock outstanding as of September 16, 2016, according to information filed by the Issuer on September 19, 2016.

Item 1.	Security and Issuer

Recreational Enterprises, Inc., a Nevada corporation (“REI”), Donald L. Carano Family Trust (the “Trust”) and Donald L. Carano (“Mr. Carano” and together, “the Reporting Persons”) initially filed this Schedule 13D on September 19, 2014 (the “Initial Filing”). The purpose of this Amendment No. 1 is to amend and supplement the Initial Filing with respect to shares of common stock, par value $0.00001 per share (the “Common Stock”), of Eldorado Resorts, Inc., a Nevada corporation (“ERI” or the “Issuer”).  Other information regarding the Reporting Persons and their purchases of the Issuer’s common stock remain true and correct and can be found in the Initial Filing incorporated herein by this reference.

Item 2.	Identity and Background

Item 2 is hereby amended to add the following supplemental information:

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of REI and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following supplemental information:

On September 19, 2016, ERI entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Isle of Capri Casinos, Inc., a Delaware corporation (“Isle”), Eagle I Acquisition Corp. and Eagle II Acquisition Company LLC. In connection with the execution of the Merger Agreement, and to induce Isle to enter into the Merger Agreement, REI entered into a Voting Agreement (the “Voting Agreement”) with Isle dated September 19, 2016, pursuant to which REI has agreed to vote all shares of common stock of ERI beneficially owned by it in favor of the issuance by ERI of shares of common stock of ERI to be issued in connection with the closing of the merger and any other action required to consummate the merger that may be submitted to a vote of the stockholders of ERI. REI has appointed Isle and any designees of Isle as its proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote the shares or act by written consent with respect to the shares of common stock of ERI beneficially owned by it in favor of the issuance by ERI of shares of common stock of ERI to be issued in connection with the closing of the merger and any other action required to consummate the merger that may be submitted to a vote of the stockholders of ERI A copy of the Voting Agreement is filed as Exhibit 99.1 hereto. The description of the Voting Agreement included in this Schedule 13D/A is qualified in its entirety by reference to the filed exhibit.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding to the end of Item 4 the following:

Items 3 and 6 are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

Item 3 in incorporated herein by reference.

(a) and (b) As of the date hereof, REI owns beneficially 11,129,867 shares of Common Stock, representing approximately 23.6% of the outstanding Common Stock of the Issuer (based on a total of 47,105,744 shares of Common Stock outstanding, according to information filed by ERI on September 19, 2016).

As of the date hereof, the Trust, which holds a direct ownership interest in REI, had shared voting and dispositive power with respect to all 11,129,867 shares of Common Stock owned beneficially by REI, representing approximately 23.6% of the outstanding Common Stock of the Issuer.

As of the date hereof, Mr. Carano, in his capacity as the trustee and a beneficiary of the Trust, had shared voting and dispositive power with respect to all 11,129,867 shares of Common Stock owned beneficially by REI, representing approximately 23.6% of the outstanding Common Stock of the Issuer.

As a result of the Voting Agreement, the Reporting Persons may be deemed to have shared voting and dispositive powers with Isle with respect to the 11,129,867 shares of ERI Common Stock beneficially owned by REI.

(c) None of the Reporting Persons has engaged in any transactions in common stock of ERI in the last 60 days.

(d) In addition to the Trust, the other shareholders of REI have the right to receive dividends from, or the proceeds from, the sale of the 11,129,867 shares of Common Stock owned directly by REI.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following supplemental information:

Item 3 is incorporated herein by reference.

Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, REI has agreed that until termination of the Voting Agreement, REI shall not Transfer (as defined in the Voting Agreement) any shares of stock beneficially owned by REI as set forth in the Voting Agreement, subject to certain exceptions for permitted transfers as set forth in the Voting Agreement. The Voting Agreement is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to the filed exhibit.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
Exhibit 99.1	Voting Agreement, dated as of September 19, 2016, by and among Isle of Capri Casinos, Inc., Eldorado Resorts, Inc. and Recreational Enterprises, Inc.

Exhibit 99.2	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2016

Recreational Enterprises, Inc.

By:	/s/ Donald L. Carano
Name: Donald L. Carano

Title: President

Donald L. Carano Family Trust

By:	/s/ Donald L. Carano
Name: Donald L. Carano

Title: Trustee

/s/ Donald L. Carano
Donald L. Carano

SCHEDULE I

Directors and Executive Officers of Recreational Enterprises, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Recreational Enterprises, Inc. (“REI”). Each such person is a U.S. citizen, and, unless otherwise noted, the business address of each such person is 100 West Liberty Street, 11th Floor, Reno Nevada 89501.

Name	Present Principal Occupation

Donald L. Carano Chairman of the Board and President	Entrepreneur President, REI

Gary L. Carano Director and Vice President	Vice President, REI Chairman of the Board and Chief Executive Officer, Eldorado Resorts, Inc. (“ERI”). The address of ERI is 100 West Liberty Street, Suite 1150, Reno, Nevada 89501.

Gene R. Carano Director, Secretary and Treasurer	Secretary, Treasurer, REI Senior Vice President of Regional Operations, ERI